

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

July 9, 2009

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Proxy Statement ion Schedule 14A**
> **Filed April 16, 2009**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009**
> **Filed May 4, 2009**
> **File No. 000-10200**

Dear Mr. West:

We have reviewed your response letter dated June 1, 2009, and have the following additional comments.

Form 10-K

Financial Statements and Notes

Note 5 – Fair Value Measurements, page 62

1. We have read and considered your response to comment one. In future filings please provide a more expansive description, similar to that provided in your response, clarifying how the company determines the fair value of its SIV securities. Refer to our original comment for suggested disclosures.

2. We have read and considered your response to comment two. Please tell us whether you plan to include the tabular presentation showing the percentage of the underlying collateral of the SIV securities by sector and credit rating category. In addition, tell us what consideration you gave to disclosing the dollar amount of your risk exposure related to the underlying collateral of your SIV securities for each sector and rating category.

3. We have read and considered your response to comment three. We note that the securities that lack price quotes are adjusted by the weighted average percentage

movement of securities held as collateral within the same sector classification. Clarify whether you plan to include such information in future filings.

Definitive Proxy Statement filed April 16, 2009

Executive Compensation, page 13

Incentive Compensation, page 13

4.   We note your response to comment six of our previous letter. In response to this comment, you state that the phrase "dampened accelerators and decelerators" will be deleted in the future. We note on page 14 that you use the term "decelerators." Please confirm that you will define this term in future filings or the term "accelerators" if used in future filings.

5.   We note your response to comment seven of our previous letter. In response to this comment, you refer to the table on page 13 and the paragraph following the table. This table appears to be describing the target goals only, and does not address the threshold goals. The paragraph following the table discusses how you determined the ultimate goals to be awarded, but does not discuss how the target and threshold amounts were determined. Please tell us the threshold goals and bonus amounts for each NEO and discuss how you determined those amounts and the target amounts.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 if you have questions regarding comments on matters relating to executive compensation. Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

                                                Sincerely,

                                                Linda VanDoorn
                                                Senior Assistant Chief Accountant